

# DENTONIA RESOURCES LTD.

Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Email: dentonia@telus.net Website: www.dentonia.net



May 20, 2005 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549




05008575



Dear Sirs/Mesdames:

Re: New Release dated May 20, 2005

Enclosed is a copy of our News Release dated May 20, 2005 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001



**DENTONIA RESOURCES LTD.**
Suite #303 - 1039 Richards Street, Vancouver, BC. V6B 3E4
Tel: (604) 682-1141 Fax: (604) 682-1144 Website: www.dentonia.net Email: dentonia@telus.net

May 20, 2005 TSX Venture: DTA

NEWS RELEASE

# UPDATE ON THE BULK SAMPLING OF THE DO-27 KIMBERLITE, SLAVE CRATON, LAC DE GRAS, NWT

Dentonia Resources Ltd. ("Dentonia"), a 1/3 equity shareholder in DHK Diamonds Inc., has been advised by Peregrine Diamonds Inc., the operator, that the mini bulk test has been completed; the kimberlitic material was processed at the Ekati Diamond Mine, and the results of the mini bulk sample are currently pending, and will be available before the middle of June.

Under the Amending Agreement dated September 20, 2004, Peregrine was required to obtain a 200 tonne bulk sample before October 31, 2006, in that case, Peregrine's interest in the project would increase from 38.475% to 54.475%, plus operatorship. The other partners' interests would be: Archon 13.275%, Aber Diamonds 7.35%, DHK Diamonds Inc. 20%, and SouthernEra 4.9%, all interests are subject to a 1.3% Royalty.

The core drilling program is still in progress and DDH-2 is currently at 400m+ and still in kimberlite. The objective of this core drilling is to determine the vertical extent of the DO-27 kimberlite and obtain a micro diamond grade to a greater depth than previously reached, namely 215m.

By way of an explanation, the DO-27 and DO-18 kimberlites, also referred as the Tli Kwi Cho kimberlite complex, have a total exposed surface area of 16 hectares, one of the largest in the NWT. This complex consists of multiple vents and intervening hypabyssal sills. The Northwestern Lobe is referred to as DO-18; the DO-27, with a surface expression of 9 hectares, is the southern part of the Tli Kwi Cho kimberlite complex.

A re-interpretation of the geology of this complex, suggests that the main DO-27 kimberlite actually consists of two vents – a smaller subsidiary northeastern vent, sampled, and a main vent, the Southern Lobe of the DO-27.

The 1994 underground bulk sample obtained 3,000 tonnes, primarily (>90%) from the subsidiary vent and some hypabyssal kimberlite sills; it did not test the main vent or the Southern Lobe, which, for the first time, has now been sampled as described above.

DENTONIA RESOURCES LTD.

*"Adolf A. Petancic"*

Adolf A. Petancic
President